BERNARD R. PATRIACCA
                                      Vice President and Chief Financial Officer





March 16, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

      RE:     MACROCHEM CORPORATION
              FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
              FILE NO. 0-13634

Dear Mr. Rosenberg:

Set forth below is a response of MacroChem Corporation ("MACROCHEM" or the "COMPANY") to the Commission's Oral Comments conveyed during a telephone conference with SEC Senior Staff Accountant Mark Brunhofer on March 2, 2007 that pertain to MacroChem's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-13634) (the "FORM 10-K") filed on March 28, 2006.

The responses below are keyed to the comment numbers referenced in the telephone conference with the Commission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005



FINANCIAL STATEMENTS

NOTE 4:  STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK, PAGE 55
STOCK SALES, PAGE 55

1. COMMENT: WE ACKNOWLEDGE YOUR PROPOSED DISCLOSURE PROVIDED IN RESPONSE TO OUR PREVIOUS COMMENT #3. IT APPEARS THAT YOUR PROPOSED DISCLOSURE REGARDING YOUR ACCOUNTING OF YOUR SERIES C PREFERRED STOCK AS BEING AKIN TO EQUITY IMPLIES THAT THE FACT THAT THE SERIES C SHAREHOLDER CONTROL OF YOUR COMPANY IS A DETERMINING FACTOR. PLEASE REVISE YOUR DISCLOSURE TO REVISE THIS

Mr. Jim B. Rosenberg                 - 2 -                        March 16, 2007
Senior Assistant Chief Accountant - Division of Corporation Finance

     IMPLICATION AND BALANCE IT WITH THE FACTORS YOU CONSIDERED AS BEING AKIN TO DEBT.

          RESPONSE:

          The following revised draft disclosure amends and replaces that portion of the consolidated draft disclosure originally set forth in response to Comment 1 under the heading "Conversion" in the Company's letter to the Commission dated February 23, 2007:

          CONVERSION: Each convertible preferred share is convertible into shares of common stock. The number of shares of common stock into which each share of Series C Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued but unpaid dividends thereon by $1.05. The conversion price for the Series C Preferred Stock and the Warrant exercise price were each subject to reset adjustment such that if the average price of the common stock over the twenty trading days immediately preceding May 8, 2006 (the "Average Price") was lower than the conversion and/or exercise price, then such conversion and/or exercise price would have been adjusted to equal the Average Price.

          The Company evaluated whether the embedded conversion feature in the Series C Preferred Stock required bifurcation and determined, in accordance with paragraph 12 of SFAS 133, that the economic characteristics and risks of the embedded conversion feature in the Series C Preferred Stock were clearly and closely related to the underlying common stock. In conducting this evaluation, the Company recognized that the cumulative fixed dividend and the potential redemption requirement of the Series C Preferred Stock are characteristics of debt. The Company also recognized, however, that the Series C Preferred Stock had the following equity like characteristics: the Series C Preferred Stock clearly gives the stockholders both existing and ongoing rights of ownership (i.e., a residual interest), as the holders of Series C Preferred Stock are entitled to vote on an as-converted basis with the holders of our common stock; the dividend, while fixed, is payable quarterly in cash or common stock at the Company's election, and, to date, the Company's Board of Directors has declared each quarterly dividend to be paid in shares of common stock; the redemption rights of the Series C preferred stock are perpetual and do not have a stated maturity or redemption date, unlike debt instruments; and the right of the holders of the Series C Preferred stock to receive payments, including the liquidation preference, is not secured by any collateral. Consequently, when all of the economic characteristics and risks of the Series C Preferred Stock are considered as a whole, the Company

Mr. Jim B. Rosenberg                 - 3 -                        March 16, 2007
Senior Assistant Chief Accountant - Division of Corporation Finance

          concluded that the Series C Preferred Stock is more akin to equity than to debt and, as a result, the Company concluded that bifurcation was not required under SFAS 133.

          Pursuant to the guidance in paragraph 5 of EITF 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS, we allocated the proceeds from the Series C financing between the Series C Preferred Stock and the warrants based upon their estimated fair values as of the closing date resulting in $330,243 being allocated to the Series C Preferred Stock and $1,620,778 being allocated to the warrants. We then calculated the intrinsic value of the beneficial conversion feature embedded in the Series C Preferred Stock. As the amount of the beneficial conversion feature exceeded the value allocated to the Series C Preferred Stock, the amount of the beneficial conversion feature recorded was limited to the proceeds allocated to the Series C Preferred Stock. The beneficial conversion value of $330,243 was recognized as an additional discount on the Series C Preferred Stock which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of Series C Preferred Stock as all of the Series C Preferred Stock was eligible for conversion upon issuance.


2. COMMENT: WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT #6. PLEASE FILE AN ITEM 4.02 FORM 8-K AND AMENDED PRIOR PERIOD FORMS 10-K AND 10-Q OR EXPLAIN TO US WHY THESE FILINGS ARE NOT WARRANTED OR REQUIRED.

          RESPONSE:

          The Company will file amended Form 10-Q's for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 to amend the treatment of the placement agent warrants.

          In applying guidance from SAB 99 "Materiality" and SAB 103 to the financial statements contained in our Form 10-K for the year ended December 31, 2005, the Company determined that the misclassification of the warrants issued to the private placement agent, valued at $174,922, was immaterial to the users of the financial statements. According to the guidance in SAB 99, "an assessment of materiality requires that one view the facts in the context of the `surrounding circumstances'." Referencing shorthand from accounting literature, SAB 99 further states that both "quantitative" and "qualitative" factors must be considered in assessing an item's materiality.

          With respect to our Form 10-K for the year ended December 31, 2005, the correction of the error would result in no impact to either the Statement of Operations or the Statement of Cash Flow, as there was no change in the market price of the stock from the closing date December

Mr. Jim B. Rosenberg                 - 4 -                        March 16, 2007
Senior Assistant Chief Accountant - Division of Corporation Finance

          23, 2005 to the year end of December 31, 2005, and therefore no mark to market adjustment. Quantitatively, the $174,922 represents only 4.6% of total liabilities and stockholders' equity of $3,781,453 at December 31, 2005. Moreover, as the reclassification would merely be a re-class entry between the Additional Paid in Capital and the Warrants liability accounts, total liabilities and stockholders' equity would remain unchanged. From a qualitative perspective, the Company has mainly conducted research activities to date and has generated very little operating revenue. As a result, taking into account the surrounding circumstances as required by SAB 99, the Company determined that the judgment of a reasonable person relying upon the financials would not have been changed or influenced by the inclusion or correction of the error. Accordingly, the Company concluded that an amended Form 10-K for the year ended December 31, 2005 is not required. The Company will correct the error as of January 1, 2006 and will make the necessary disclosures in the Form 10-K for the year ended December 31, 2006 in accordance with the guidance from SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

          In applying the guidance in SAB 99, the Company further concluded that filing of an Item 4.02 Form 8-K is not required. If one takes into account all of the surrounding circumstances of the adjustments for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, a reasonable person would conclude that the adjustments have no impact on the reliability of the financial statements as presented in the Form 10-Q's for the respective quarters. Given that the Company has mainly conducted research activities to date and has generated very little operating revenue and the warrants were issued as part of the fee paid to the placement agent in the private placement, a reasonable person would conclude that non-cash increases and decreases to Net Income associated with these warrants does not have an impact on the reliability of the financial statements in general, and in particular the Statement of Cash Flows, which for a company with no revenues would be considered the most important financial statement in the eyes of a reasonable investor. Given these factors, the Company has concluded that an Item 4.02 Form 8-K is not required and the financial statements as filed may be relied upon for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Mr. Jim B. Rosenberg                 - 5 -                        March 16, 2007
Senior Assistant Chief Accountant - Division of Corporation Finance


3. COMMENT: PLEASE REPRESENT TO US THAT YOU WILL INCLUDE PROPOSED REVISED DISCLOSURES IN YOUR FUTURE EXCHANGES AND FILINGS.

          RESPONSE:

          The Company represents that it will include the proposed revised disclosures contained in this letter, and in its letters dated January 19, 2007 and February 23, 2007, in future exchange filings.

In connection with these responses to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please direct any comments or questions on MacroChem's responses to me at (781) 489-7310. Thank you.

Sincerely,

/s/ Bernard R. Patriacca

Bernard R. Patriacca

cc:     Robert J. DeLuccia
        Glenn E. Deegan
        Dwight W. Quayle
        Justin A. McCormack